
August 2, 2012

<u>Via E-mail</u>
Dennis M. Hanson
Chief Financial Officer
Steinway Musical Instruments, Inc.
800 South Street, Suite 305
Waltham, Massachusetts 02453

> **Re: Steinway Musical Instruments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed on March 15, 2012**
> **File No. 001-11911**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1. From note 12 of the notes to the consolidated financial statements we note for each year presented that results materially vary between your U.S. and non-U.S. operations, with U.S. operations unprofitable and non U.S. operations profitable. Please explain to us and disclose the reason for the varied results between these two geographic regions.

Results of Operations, page 25

2. We note that cost of sales is material to your results but you do not provide a

discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to income from operations. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e., quantify the component). In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). We also believe that these disclosures, in particular in regard to underlying reasons for material changes in cost of sales, are appropriate at the segment level when a change in a cost of sales of a segment materially impacts the segment's measure of profit or performance. In this regard, we believe you should quantify cost of sales and material components therein associated with each segment to enable investors to understand its magnitude and relative impact on each segment's results.   Please revise your disclosure accordingly and provide us with a copy of your intended revised disclosure.

Item 8. Financial Statements and Supplementary Data

Note 12. Income Taxes, page F-18

3.	Please disclose the amount of the foreign tax credits carryforward at the date of the latest balance sheet presented.

Note 16. Commitments and Contingent Liabilities

Lease commitments, page F-26

4.	We note that in March 1999 you acquired the building on West 57th street in New York for approximately $30.8 million. We further note from your disclosures related to this property that:

•	the master lease that was in effect for ten years expired at the end of 2008; therefore, you have not had guaranteed rental income since that time;
•	you are currently experiencing low occupancy rates;
•	you are in the process of evaluating strategic alternatives for this asset;
•	you are not actively seeking new tenants;
•	you expect to incur a temporary loss on this facility due to low occupancy rates; and
•	expenses related to this facility exceeded income of the facility for the past two years.

	In this regard, please tell us if you tested this facility for impairment for fiscal 2011 and if so the results of the testing. If you did not test this facility for impairment, please tell us your basis for not doing so. Additionally, please tell the book value of this facility.

Legal and environment Matters, page F-28

5.   Please tell us and revise to disclose the total amount accrued for the environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation.

20. Segment Information, page F-41

6.   We note that your piano reportable segment consists of three distinct brands – Steinway & Sons, Boston and Essex. Each brand appears to engage in business activities (selling pianos) from which it earns revenues and incurs expenses. From information in your filing, it further appears that discrete financial information is available regarding each brand based on disclosure of the percentage of total piano segment revenues each brand accounts for, number of units sold and information regarding margins achieved and market share. These factors lead us to believe that each brand may be a separate operating segment as defined in Accounting Standards Codification paragraphs 280-10-50-1 through 280-10-50-9.

Given the above, it is not clear to us why aggregation of the three piano brands into one reportable segment is appropriate pursuant to ASC paragraph 280-10-50-11.   It appears that the economic characteristics between the brands are not similar due to differing price ranges between the brands ($54,500 to $137,400 for Steinway & Sons, $7,300 to $50,400 for Boston and $4,600 to$18,500 for Essex) that may lead to a difference in the gross (profit) margin between each brand. In this regard, we note your disclosures that (i) you realize the majority of your profit from high-end grand piano sales, with Steinway & Sons pianos described by you as the high end, (ii) Steinway grands typically generate higher margins and (iii) mid-priced pianos (described by you as the Boston and Essex brands) provide relatively lower gross profit. We additionally note that market segments, competitors, production processes, and customer demographics differ between the brands. Steinway & Sons competes in the high-end market segment, with Bosendorfer and Fazioli as competitors, and the pianos are handcrafted at your facilities in New York and Germany, with the majority of customers over 50 years old, incomes over $300,000 and more advanced level of musical skill. Boston and Essex pianos compete in the mid-price market segment, with Bechstien, Schimmel, Kawai and Yamaha as competitors, and these pianos are purchased by you from manufacturers in Asia, with the majority of customers between 40 and 50 years old, incomes over $150,000 and intermediate level of musical skill. Further, in connection with your contemplated sale of the band division/segment, it appears that each piano brand may be of greater emphasis to your chief operating decision maker. Please tell us why aggregation of the three piano brands into one reportable segment for the periods presented is appropriate. Additionally, tell us your consideration of presenting the three piano brands as separate reportable segments upon sale of the band division/segment.

Note 22. Subsequent, page F-43

7.   You disclose that on January 20, 2012 you reached an agreement in principle to sell your band division. You further disclose that it is possible that you will incur a pre-tax loss on the sale in the range of $48.0 to $53.0 million. In view of this, please explain to us why there was no indication of impairment at December 31, 2011 or impairment recorded for fiscal 2011 for the band division other than the reported $1.1 million for trademarks and goodwill. In so doing, explain why the fair value attributed to the band division in your impairment analysis varies from that contemplated in the agreement in principal to sell.

8.   Please clarify for us if the agreement in principal to sell the band division contemplates the sale of the entire band and orchestral segment or just a portion of that segment. We did not notice from information in your filing that orchestral instruments represent a separate component of your organization, and that it appears that orchestral instruments are referred to only in conjunction with band instruments.

Exhibit 32.1 and 32.2

9.   In the first sentence you refer to the quarterly report on Form 10-K. Please revise to properly refer to the annual report on Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 201-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief